November 22, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:      Somerset International Group, Inc.
Form 10-K for the fiscal year ended December 31, 2009
File No. 0-10854
Filed on March 31, 2010

Dear Mr. Spirgel:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letter dated October 26, 2010 regarding the above referenced filing and the following is our response to same:

Form 10-K for the Year Ended December 31, 2009

1.	Please amend your filing to include audited financial statements as required by Rule 8-02 of Regulation S-X.

Answer:
The Company is currently attempting to raise capital in order to be current with its auditing firm as to its outstanding balance with them.  Until that time the Company has  been filing its annual 10-K and interim 10-Qs with a note in the headings of the filing to refer to “Note 1B – Basis of Presentation”, that discloses that the 10-K has not been audited and is therefore not in compliance with the Commission’s Rules.  At such time that the Company is  able to be current with its auditing firm, they intend to have the 10-K for 2009 as well as any interim statements audited and reviewed by the firm and to release revised audited statements for the corresponding periods.

In the interim, it is the Company’s belief that it is better for the Company to file its statements with the Commission with the qualifying Note, for purposes of transparency, in order to provide its current and prospective shareholders and lenders knowledge of the Company’s results.

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494
anslowlaw.com

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: s/ Gregg E. Jaclin
GREGG E. JACLIN

cc:           Michael Henderson, Staff Accountant

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
1350 Avenue of the Americas, 3rd Floor, New York, NY 10019 Tel 646 837 8754 Fax 646 619 4494
anslowlaw.com